UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                             Amendment No. 1

                          CommNet Cellular Inc.
                             (Name of Issuer)

                 Common Stock, par value $.001 per share
                      (Title of Class of Securities)

                               202604 20 3
                              (CUSIP Number)

                             Mark T. Gallogly
                Blackstone Management Associates II L.L.C.
                             345 Park Avenue
                         New York, New York 10154
                              (212) 836-9805

   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                              July 18, 1999
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  202604 20 3
1        NAME OF REPORTING PERSON S.S. OR
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 BCP CommNet L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>     (a) /X/
                                                                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS<F1>
         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                 7        SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY     8        SHARED VOTING POWER
OWNED
BY                                19,695,835
EACH
REPORTING        9        SOLE DISPOSITIVE POWER
PERSON
WITH                              19,695,835
                 10       SHARED DISPOSITIVE POWER
                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F1>                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 86.1%

14       TYPE OF REPORTING PERSON<F1>
                 PN
                 <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  202604 20 3
1        NAME OF REPORTING PERSON S.S. OR
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Blackstone CCI Capital Partners L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>     (a) /X/
                                                                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS<F1>
         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                 7        SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY     8        SHARED VOTING POWER
OWNED
BY                                0
EACH
REPORTING        9        SOLE DISPOSITIVE POWER
PERSON
WITH                              19,695,835
                 10       SHARED DISPOSITIVE POWER
                                  19,695,835

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F1>                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 86.1%

14       TYPE OF REPORTING PERSON<F1>
                 PN
                 <F>SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  202604 20 3
1        NAME OF REPORTING PERSON S.S. OR
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Blackstone Management Associates II L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>     (a) /X/
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS<F1>
         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                 7        SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY     8        SHARED VOTING POWER
OWNED
BY                                19,965,835
EACH
REPORTING        9        SOLE DISPOSITIVE POWER
PERSON
WITH                              19,695,835
                 10       SHARED DISPOSITIVE POWER
                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F1>                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 86.1%

14       TYPE OF REPORTING PERSON<F1>
                 00
                 <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  202604 20 3
1        NAME OF REPORTING PERSON S.S. OR
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Peter G. Peterson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>     (a) /X/
                                                                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS<F1>
         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

                 7        SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY     8        SHARED VOTING POWER
OWNED
BY                                19,695,835
EACH
REPORTING        9        SOLE DISPOSITIVE POWER
PERSON
WITH                              19,695,835
                 10       SHARED DISPOSITIVE POWER
                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F1>                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 86.1%

14       TYPE OF REPORTING PERSON<F1>
                 IN
                 <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  202604 20 3
1        NAME OF REPORTING PERSON S.S. OR
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Stephen A. Schwarzman

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>     (a) /X/
                                                                  (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS<F1>
         Not applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

                 7        SOLE VOTING POWER
NUMBER OF
SHARES                            0
BENEFICIALLY     8        SHARED VOTING POWER
OWNED
BY                                19,695,835
EACH
REPORTING        9        SOLE DISPOSITIVE POWER
PERSON
WITH                              19,695,835
                 10       SHARED DISPOSITIVE POWER
                                  0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES<F1>                                                   / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 86.1%

14       TYPE OF REPORTING PERSON<F1>
                 IN
                 <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!

                           AMENDMENT No. 1 To
                     STATEMENT PURSUANT TO RULE 13d-1
                                  OF THE
                      GENERAL RULES AND REGULATIONS
                                UNDER THE
               SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 1 to Schedule 13D is being filed jointly by BCP CommNet L.P., a Delaware limited partnership ("BCP CommNet"), Blackstone CCI Capital Partners L.P., a Delaware limited partnership ("BCP CCI"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("BMA II"), Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons"). This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") dated February 10, 1998, relating to shares of common stock, par value $.001 per share, ("CCI Common Stock") of CommNet Cellular Inc. (the "Company"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2 of the of the Schedule 13D is hereby supplemented as follows.

As contemplated by the Stockholders Agreement previously described in the
Schedule 13D, BCP CCI, Blackstone CCI Offshore Capital Partners L.P., a Cayman Islands exempted limited partnership, Blackstone Family Investment Partnership II L.P., a Delaware limited partnership, Chase Equity Associates, L.P., a California limited partnership, Sunapee Securities, Inc., a Massachusetts corporation and Squam Lake Investors, II, L.P., a Delaware limited partnership (collectively, the "Stockholders"), have contributed all shares of CCI Common Stock owned by each such Stockholder to BCP CommNet in exchange for a percentage of Class A partnership interests in BCP CommNet equal to the proportionate number of shares of CCI Common Stock such Stockholder contributed relative to the aggregate number of shares contributed by all of the Stockholders. BCP CCI is the sole general partner of BCP CommNet. BMA II is the sole general partner of BCP CCI. The principal business and office address of BCP CommNet is 345 Park Avenue, New York, New York 10154.

Items 4 and 6 of the Schedule 13D are hereby supplemented as follows.

The Company, Vodafone Airtouch Plc ("Vodafone") and Pacific Telecom Cellular of Colorado, Inc., a wholly owned subsidiary of Vodafone ("Pacific Telecom"), have entered into an Agreement and Plan of Merger dated as of July 18, 1999 (the "Merger Agreement") providing for the merger of Pacific Telecom with and into CommNet. The Merger Agreement provides that the owner of each outstanding share of CCI Common Stock will receive $31.00 per share in cash, plus 8% annual interest from July 18, 1999 to the closing of the transaction. Upon completion of the transaction, Vodafone will own all the outstanding shares of CCI Common Stock. The description of the Merger Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as Exhibit 2 hereto, which is incorporated by reference herein.

In connection with the execution and delivery of the Merger Agreement, Vodafone and BCP CommNet have entered into a Voting Agreement, dated as of July 18, 1999, pursuant to which BCP CommNet has agreed, among other things, to vote all the shares of CCI Common Stock owned by it in favor of the merger and to refrain from transferring its shares of CCI Common Stock, upon the terms and subject to the conditions set forth in the Voting Agreement. The Voting Agreement terminates upon the first to occur of the effective time of the merger and the termination of the Merger Agreement in accordance with its terms. The description of the Voting Agreement set forth herein is a summary thereof, and is qualified in its entirety by reference to the complete text thereof filed as
Exhibit 3 hereto, which is incorporated by reference herein.

The merger is subject to certain conditions, including approval from the Federal Communications Commission.

Item 7.  Material to be Filed as Exhibits.

         1.      Joint Filing Agreement

         2. Agreement and Plan of Merger, dated as of July 18, 1999, among the CommNet Cellular, Inc., Vodafone Airtouch Plc and Pacific Telecom Cellular of Colorado, Inc.

         3. Voting Agreement, dated as of July 18, 1999, between BCP CommNet L.P. and Vodafone Airtouch Plc.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BCP COMMNET L.P.

                              By: BLACKSTONE CCI CAPITAL PARTNERS L.P.,
                                  as General Partner

                              By: BLACKSTONE MANAGEMENT ASSOCIATES II
                                  L.L.C., as General Partner


                              By:  /s/ Mark T. Gallogly
                                  -------------------------------------
                                  Name:  Mark T. Gallogly
                                  Title: Member


                              BLACKSTONE CCI CAPITAL PARTNERS L.P.

                              By: BLACKSTONE MANAGEMENT ASSOCIATES II
                                  L.L.C., as General Partner


                              By:  /s/ Mark T. Gallogly
                                  -------------------------------------
                                  Name:  Mark T. Gallogly
                                  Title: Member


                              BLACKSTONE MANAGEMENT ASSOCIATES II L.L.C.


                              By:  /s/ Mark T. Gallogly
                                  -------------------------------------
                                  Name:  Mark T. Gallogly
                                  Title: Member


                                   /s/ Peter G. Peterson
                              -----------------------------------------
                              PETER G. PETERSON


                                   /s/ Stephen A. Schwarzman
                              -----------------------------------------
                              STEPHEN A. SCHWARZMAN



Dated: July 23, 1999